October 17, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Mail Stop 3561

U.S.A.

(By Courier)

Attn:	Mr. William Choi

Tel: (202) 551-3716

Our Ref: GF06407/PCKT

Re:	CLP Holdings Limited

Form 20-F for fiscal year ended December 31, 2006

Filed June 22, 2007

File No. 333-08176

Dear Mr. Choi,

Thank you for your letter of September 26, 2007 with comments regarding our Form 20-F referenced above (the “Form 20-F”). This letter contains the Company’s responses to those comments. For convenience, we have reproduced the Staff’s comments below in boldface and provided responses immediately below them.

General

1.	In future filings, please file Schedule II in support of valuation and qualifying accounts included in each balance sheet presented. Specifically, this schedule should include, but not be limited to your accounts receivable provisions. Refer to Rule 5-04(c) of Regulation S-X.

We note your comments and shall include Schedule II information in support of valuation and qualifying accounts included in each balance sheet presented in future filings.

Operating and Financial Review and Prospects, page 55

F. Tabular Disclosure of Contractual Obligations, page 74

2.

Please revise your tabular disclosure of contractual obligations in future filings to include estimated interest payments on your long-term debt and finance lease obligations. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosures regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 5.F of Form 20-F and footnote 46 to SEC Release No. 33-8350.

We shall revise the tabular disclosure of contractual obligations to include estimated interest payments on our long-term debt and finance lease obligations in future filings. A footnote to the table showing how the interest payments are estimated will also be added.

Control and Procedures, page 127

Disclosure Controls and Procedures, page 127

3.	In future filings, please replace your reference to Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934 with Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.

In future filings, we shall replace the reference to Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934 with Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.

4.	In future filings, if you choose to provide a definition of disclosure controls and procedures, please include a complete definition. Refer to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.

In future filings, if we choose to provide a definition of disclosure controls and procedures, we shall provide a complete definition in accordance with Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.

Notes to the Consolidated Financial Statements, page F-10

2. Significant Accounting Policies, pages F-10

(c) Basis of Consolidation, page F-12

5.	We note your statement that the accounting policies of jointly controlled entities and associated companies have been changed to ensure consistency with Group accounting policies. Considering that the accounting policies of unconsolidated entities do not need to be changed to be consistent with the investor’s policies under US GAAP, please tell us why these adjustments were not reversed for your HKFRS to US GAAP reconciliation. Also describe the policies which were revised and their impact on your results of operations for each of the three years in the period ending December 31, 2006.

We invest in overseas jointly controlled entities and associated companies in the PRC, Taiwan and Thailand. Their financial reports are governed by local accounting standards which are different from HKFRS and U.S. GAAP.

When the Company prepares its consolidated financial statements under HKFRS, it makes certain adjustments to the accounting policies of its jointly controlled entities and associated companies to adjust from local GAAP to HKFRS. These adjustments are also required in order for the consolidated financial statements to comply with U.S. GAAP and, accordingly, have not been reversed for the HKFRS to U.S.GAAP reconciliation. No adjustments have been made to align the accounting policies of our jointly controlled entities and associates with those of the Group unless they represent a GAAP difference between local GAAP and HKFRS / US GAAP.

We will consider expressing the above more clearly in future filings.

16. Earnings per share, page F-35

6.	We note your presentation of adjusted earnings per share. Please confirm to us that you are expressly permitted to present adjusted earnings per share under HKFRS. If so, cite for us the authoritative guidance in HKFRS and please include the following disclosures in future fillings:

•

A statement disclosing the reasons why you believe that presentation of adjusted earnings per share provides useful information to investors regarding your financial condition and results of operations; and

•	A statement disclosing the additional purposes for which you use adjusted earnings per share.

If, as we believe, adjusted earnings per share is not expressly permitted under HKFRS, please remove this non-GAAP measure in future filings, or tell us why you believe it is permissible under Item 10(e) of Regulation S-K.

Our presentation of the adjusted earnings per share, in addition to the basic and diluted earnings per share, is permitted under paragraph 73 of Hong Kong Accounting Standard (HKAS) 33 – Earnings per Share, which states “If an entity discloses, in addition to basic and diluted earnings per share, amounts per share using a reported component of the income statement other than one required by this Standard, such amounts shall be calculated using the weighted average number of ordinary shares determined in accordance with this Standard. Basic and diluted amounts per share relating to such a component shall be disclosed with equal prominence and presented in the notes to the financial statements. An entity shall indicate the basis on which the numerator(s) is (are) determined, including whether amounts per share are before tax or after tax. If a component of the income statement is used that is not reported as a line item in the income statement, a reconciliation shall be provided between the component used and a line item that is reported in the income statement.”

We have provided, in Note 16 to the Consolidated Financial Statements, a reconciliation of the “Earnings attributable to shareholders” to the “Adjusted earnings attributable to shareholders” in accordance with the requirements of para 73 of HKAS 33.

Such adjusted earnings per share is disclosed as we believe it would help the investors to better understand the Group’s results by excluding the effects of non-recurring transactions. We do not use this adjusted earnings per share for any other purpose other than that stated above.

However, we noted that the disclosure of adjusted earnings per share does not meet all of the requirements set out in Item 10(e) of Regulation S-K. Accordingly, we shall exclude the adjusted earnings per share in future filings.

20. Interest in Jointly Controlled Entities, page F-41

7.	We note your disclosure that you own 70% of both Fangchenggang and Guizhou CLP Power and that none of the joint venture partners has unilateral control over the economic activity of these entities. Please include additional disclosure in future filings to further clarify this statement as it relates to voting rights, your share of profits and losses or any other relevant factors you considered in determining your accounting treatment. We further note that you have not presented a HKFRS to US GAAP reconciling item for the consolidation of these entities. Please tell us the basis for your conclusion that these entities should not be consolidated for US GAAP purposes.

The Company owns the majority of the voting shares of both Fangchenggang and Guizhou but does not consolidate these entities because of substantive participating and / or veto rights held by the minority shareholders in accordance with EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. Thus, the Company does not have the ability to control the operations or assets of these entities in accordance with FAS 94 “Consolidation of All Majority-owned Subsidiaries”.

The following provides a summary of these two majority-owned companies that are not consolidated due to the existence of substantive participating rights held by the minority shareholders (as prescribed in EITF 96-16) and thus the lack of voting control held by the Group (as prescribed in FAS 94).

i. For Fangchenggang, the Company owns 70% voting shares, shares 70% of the profit and loss, and nominates 5 out of the total 7 directors of the entity (71.43%). However, approval by more than 75% of the members of the Board of Directors is required for the day-to-day operating matters, such as approving the annual budget and annual financial statements, profit appropriation and loss replenishment proposals, guarantee to external parties, investment plans exceeding 10% of net assts of Fangchenggang, set-up of branches and subsidiaries, policies of insurance of power plant, etc.

These approval rights give the other 30% joint venture partner substantive participating rights in accordance with EITF 96-16. Based on the factors above, the Company concluded that it does not have the ability to control the entity in accordance with EITF 96-16 (and therefore FAS94) and should not consolidate the entity.

ii. For the investment in Guizhou, the Company has a 70% shareholding in voting rights and shares 70% of the profit and loss of the entity. The Board of Directors comprises 9 members, 5 of which are appointed by the Company (55.56%). Pursuant to the shareholder agreement, none of the participating parties has unilateral control over the economic activity in Guizhou. It requires two-thirds (66.67%) of all directors’ approval for the day-to-day operating matters, such as approving the budget and annual financial statements, appointment/disengagement of staff (including senior staff) and their remuneration package, etc.

The shareholder agreement effectively allows the other 30% joint venture partner to participate in decisions in directing and carrying out the ordinary course of Guizhou’s business. Therefore, based on the factors above, the Company concluded that it does not have the ability to control the entity in accordance with EITF 96-16 (and therefore FAS94) and should not consolidate the entity

Based on the above analysis, these two entities have not been consolidated for US GAAP purposes. Since these two entities have also not been consolidated under HKFRS, no reconciliation item from HKFRS to US GAAP is required.

In future filings, we will amend the disclosure to express the above more clearly.

* * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in their review of our filing or in response to the Staff’s comments on our filing.

We believe the above have addressed the Staff’s comments in relation to the Form 20-F. Should you have further questions, please feel free to contact me on telephone (852) 2678 8366 or Peter C.K. Tse, Director – Group Financial Control on telephone (852) 2678 8331 / fax: (852) 2678 8353 / email: pcktse@clp.com.hk.

Sincerely,

Peter P.W. Tse

Group Executive Director & CFO

c.c. Mr. Dennis Neider, PwC, U.S. National